Exhibit 4.2

FORM OF

STOCKHOLDERS AGREEMENT

This Stockholders Agreement (this “Agreement”) is made as of [                    ], 2018, by and among: (i) Zekelman Industries, Inc., a Delaware corporation (the “Company”); (ii) Alan Zekelman (“AZ”); (iii) Barry Zekelman (“BZ”); and (iv) Clayton Zekelman (“CZ”, and together with AZ and BZ, the “Holders”, and each, a “Holder”). The Company and the Holders may be collectively referred to herein as the “Parties”, and each individually as a “Party.”

RECITALS

1.	On or about the date hereof, the Company is consummating an initial public offering (“IPO”) of its Class A subordinate voting stock (the “Class A Stock”).

2.

As of the closing of the IPO, the Holders will Beneficially Own all of the shares of the Company’s Class B multiple voting stock (the “Class B Stock”), which are convertible into shares of Class A Stock on a one-for-one basis, all of the exchangeable shares in the capital of the Company’s subsidiary, 6582125 Canada Inc. (the “Exchangeable Shares”), which are exchangeable for shares of Class A Stock or Class B Stock on a one-for-one basis, and all of the shares of the Company’s Special Voting Stock (the “Special Voting Stock”).

3.	The Parties desire to set forth their agreements on certain matters relating to the board of directors of the Company (the “Board”).

AGREEMENT

Therefore, the Parties agree as follows:

1.	EFFECTIVENESS; DEFINITIONS.

1.1.	Closing. This Agreement shall become effective upon the closing of the IPO (the “Effective Date”).

1.2.	Definitions. When used in this Agreement, the following terms shall have the following meanings:

(a)

“Beneficial Ownership” means beneficial ownership within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or any successor provision. The term “Beneficially Own” shall have a correlative meaning and shall include both direct and indirect forms of Beneficial Ownership.

(b)	“Nominating Holder” means, with respect to any Nominee or Nominated Director, the Holder who nominated that Nominee or Nominated Director, as applicable.

(c)

“Stockholder Action” means any action taken by a Holder, directly or indirectly, whether individually or by acting jointly or in concert with any other person, to: (i) seek to requisition or call a special meeting of the stockholders of the Company; (ii) obtain further representation on, or nominate or propose the nomination of any candidate (other than such Holder’s own Nominee nominated in accordance with Section 2.1(b) or Section 2.4) for election to, the Board; or (iii) otherwise alter the size or composition of the Board.

2.	BOARD OF DIRECTORS.

2.1.	Size and Composition.

(a)

From and after the Effective Date, unless otherwise agreed in writing by each Holder that then has nominating rights pursuant to Section 2.1(b), the Company agrees to: (i) ensure that the authorized number of directors on the Board shall not exceed eight (8); and (ii) subject to Section 2.2, take all necessary action, including, at a minimum, efforts that are no less rigorous and favorable than the manner in which the Company supports its other nominees, to cause the election to the Board of (A) any Nominees nominated in accordance with Section 2.1(b) or Section 2.4 and (B) BZ in accordance with Section 2.1(c).

(b)

Each Holder, so long as he Beneficially Owns 5% or more of the outstanding shares of capital stock of the Company (assuming that all Exchangeable Shares were exchanged), shall have the right to nominate one (1) individual to be elected to the Board (each such nominated individual, a “Nominee”, and, upon his or her election by the stockholders of the Company, a “Nominated Director”).

(c)

So long as BZ serves as the Chief Executive Officer of the Company (“CEO”), BZ shall have the right to be nominated for election to the Board and such nomination will not be considered to be made pursuant to Section 2.1(b).

2.2.	Right of Refusal.

(a)

The Board may refuse to nominate a Nominee if the Board determines in good faith after consultation with outside legal counsel that doing so would violate its fiduciary duties or any applicable law, regulation or listing standard; provided, however, that the fact that a particular Nominee is an affiliate, director, stockholder, officer, employee or agent of the Company or any Holder or would not be an independent director shall not in and of itself constitute an acceptable basis for such a refusal. The Parties acknowledge that the Holders are all acceptable nominees.

(b)

Upon its determination to refuse to nominate a Nominee, the Board must: (i) provide written notice to the Nominating Holder as soon as practicable (which notice must include a detailed explanation of the reasons for its refusal); and (ii) allow the Nominating Holder a reasonable amount of time to nominate a replacement Nominee.

2.3.	Voting Support. Each Holder agrees to, for so long as such Holder has nomination rights pursuant to Section 2.1(b):

(a)

vote, or cause to be voted, all voting securities of the Company then Beneficially Owned by such Holder in favor of electing: (i) each of the Nominees nominated by the Board; and (ii) BZ, so long as he serves as the CEO and is nominated by the Board;

(b)

not vote, and cause to be not voted, any voting securities of the Company then Beneficially Owned by such Holder in favor of removing: (i) a Nominated Director so long as the applicable Nominating Holder retains nominating rights pursuant to Section 2.1(b); or (ii) BZ as a director so long as he serves as CEO; unless in each case the removal is for cause and the Board determines in good faith that cause exists; and

(c)	not take any Stockholder Action without the consent of each Holder who then has nominating rights pursuant to Section 2.1(b).

2.4.

Vacancies. If a vacancy is created at any time by the death, disability, retirement, resignation or removal of any Nominated Director, the applicable Nominating Holder shall have the right to nominate a new Nominee to fill the vacancy created thereby so long as such Nominating Holder retains nominating rights pursuant to Section 2.1(b).

3.	MISCELLANEOUS.

3.1.

Remedies. Each Party shall have all remedies available at law, in equity or otherwise in the event of any breach or violation of this Agreement or any default hereunder by the other Parties. The Parties acknowledge and agree that in the event of any breach of this Agreement, in addition to any other remedies which may be available, each Party shall be entitled to specific performance of the obligations of the other Parties and, in addition, to such other equitable remedies (including, without limitation, preliminary or temporary relief) as may be appropriate in the circumstances.

3.2.

Written Modifications. This Agreement may be amended, modified, terminated or extended only by an agreement in writing signed by the Company and each Holder that retains nominating rights pursuant to Section 2.1(b). Each such amendment, modification, termination, extension and waiver shall be binding upon each Party. In addition, a Party may waive any of its rights hereunder by a written instrument signed by such Party.

3.3.

Termination. This Agreement shall automatically terminate when none of the Holders have nominating rights pursuant to Section 2.1(b). No termination under this Agreement shall relieve any Party of liability for breach committed by it prior to termination.

3.4.

Authority; Effect. Each Party represents and warrants to, and agrees with, each other Party that the execution and delivery of this Agreement and the performance by such Party of its obligations contemplated hereby have been duly authorized by or on behalf of such Party and do not violate any agreement or other instrument applicable to such Party or by which such Party’s assets are bound. This Agreement does not, and shall not be construed to, give rise to the creation of a partnership among any of the Parties, or to constitute any of such Parties members of a joint venture or other association.

3.5.

Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided to a Party under this Agreement must be in writing and must be delivered, given or otherwise provided to such Party at the address (or facsimile number) listed for such Party on Schedule A to this Agreement or such other address as is notified by such Party to the other Parties from time to time in accordance with this Section 3.5.

3.6.

Binding Effect. This Agreement constitutes the entire agreement of the Parties with respect to its subject matter, supersedes all prior or contemporaneous oral or written agreements or discussions with respect to such subject matter and shall be binding upon and inure to the benefit of the Parties and their respective heirs, representatives, successors and permitted assigns. No Holder may assign its rights under this Agreement without the consent of the other Parties hereto.

3.7.

Interpretation. In this Agreement, unless a contrary intention is clearly indicated, (a) references to Sections are to Sections of this Agreement, (b) headings are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (c) the words

“hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Section or provision of this Agreement, (d) words importing the singular number only shall include the plural and vice versa and (e) words importing any gender shall include all genders.

3.8.	Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument.

3.9.

Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, to the end that the rights and obligations contemplated hereby are fulfilled to the fullest possible extent.

3.10.

Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

3.11.

Consent to Jurisdiction. Each Party, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (c) hereby agrees neither to commence or maintain any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement, or relating to the subject matter hereof or thereof, other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, to the extent that any Party is or becomes a party in any litigation in connection with which it may assert indemnification rights set forth in this agreement, the court in which such litigation is being heard shall be deemed to be included in clause (a) above. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 3.5 hereof is reasonably calculated to give actual notice.

3.12.

WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT

OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 3.12 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 3.12 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

3.13.

Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any Party as a result of any breach or default by any other Party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

3.14.

Further Assurances. The Parties agree to sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Zekelman Industries, Inc.

By:
Name:
Title:

Alan Zekelman

Barry Zekelman

Clayton Zekelman

[Signature Page to Stockholders Agreement]